Exhibit 99.1

Contact: Lewis J. Critelli

President and Chief Executive Officer

Norwood Financial Corp.

(570) 253-1455

FOR IMMEDIATE RELEASE

May 12, 2020

Norwood Financial Corp. Changes Annual Meeting of Stockholders to Virtual Format

Honesdale, Pennsylvania—Norwood Financial Corp. (Nasdaq Global Market - NWFL) announced today that due to the continuing public health impact of the coronavirus outbreak (COVID-19) and to support the health and well-being of its stockholders, employees, and community, the location of the Annual Meeting of Stockholders has been changed and will be held over the internet in a virtual meeting format only. Stockholders of Norwood Financial Corp. (the “Company”) will not be able to attend the Annual Meeting in person.

The Annual Meeting of Stockholders will be held on Tuesday, May 26, 2020, at 11:00 a.m. local time. Stockholders of record at the close of business on the record date of April 15, 2020 are eligible to vote at the meeting. The virtual meeting will be hosted at https://www.meetingcenter.io/258232153. The password for the meeting is NWFL2020. If you have previously voted, it is not necessary to vote at the meeting unless you wish to change your vote.

Stockholders holding their shares through a broker, bank or other intermediary, and who want to join the meeting as a “Stockholder” must register in advance by 5:00 p.m. Eastern Standard Time on May 21, 2020. To do this, stockholders must request a legal proxy. A legal proxy can be obtained by logging into the voting site listed on the Voter Instruction Form and clicking on “Vote in person at the meeting” or requesting one through your broker. Once received, stockholders must send an email to legalproxy@computershare.com and include an image of a legal proxy in their name from the broker, bank or other nominee that holds your shares and your address. By completing this process, stockholders will receive an annual meeting control number from the Company’s Virtual Meeting provider.

About Norwood Financial Corp.

Norwood Financial Corp. is the parent company of Wayne Bank, which operates from fifteen offices throughout Northeastern Pennsylvania and twelve offices in the Southern Tier of New York. The Company’s stock trades on the Nasdaq Global Market under the symbol “NWFL”.